UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 2 February 2026, London UK

Total Voting Rights

In conformity with the Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5.6.1R, GSK plc (the 'Company') hereby notifies the market of the following:

The Company's issued share capital as at 31 January 2026 consisted of 4,316,103,805 shares of 31 ¼ pence each ('Ordinary Shares'), of which 240,019,489 Ordinary Shares were held in Treasury.

Therefore, the total number of voting rights in the Company is 4,076,084,316. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

Notifications may be sent to company.secretary@gsk.com.

V A Whyte
Company Secretary

2 February 2026

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: February 02, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc